Exhibit 99.1
Suntech Reports Third Quarter 2009 Financial Results
Shipments Grow More Than 60% Sequentially
Full Year 2009 PV Shipment Target Increased from 600MW to a Range of 640MW to 660MW
San Francisco and Wuxi, China, November 19, 2009 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest crystalline silicon photovoltaic (PV) module manufacturer, today announced financial results for its third fiscal quarter ended September 30, 2009.
Third Quarter 2009 Highlights
•	Total net revenues increased 47.4% sequentially to $473.1 million in the third quarter of 2009

•	Gross profit margin for the core wafer to module business was 20.0% in the third quarter of 2009, compared with 19.1% in the second quarter of 2009

•	Consolidated gross profit margin was 17.8% in the third quarter of 2009, compared with 18.6% in the second quarter 2009

•	Net income attributable to holders of ordinary shares was $29.8 million, or $0.16 per diluted American Depository Share (ADS). Each ADS represents one ordinary share

•	Suntech’s multi-crystalline Pluto-powered module achieved world record conversion efficiency of 16.53%

•	Full-year 2009 PV shipment target increased from 600MW to a range of 640MW to 660MW

•	Suntech targets to increase total PV cell and module production capacity to 1.4GW by the middle of 2010, of which 450MW will be Pluto-enabled
“We are very pleased to announce strong revenue growth and a healthy bottom line for the third quarter of 2009,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO. “The significant pick up in demand was largely due to a seasonal rush before end-of-year policy adjustments and improving customer returns on investments in solar projects. It was also due to customer recognition of Suntech’s attractive value proposition of exceptional product performance at a reasonable price.”
“Complementing strong growth in the German market, we are particularly pleased to see 100% sequential shipment growth in the U.S. market and the rapid development of a number of non-traditional PV markets such as the Czech Republic, Benelux, China. This demonstrates the ongoing diversification of the solar industry and Suntech’s ability to enter emerging markets.”

“During the third quarter we continued to develop Suntech’s industry-leading sales and service infrastructure and to differentiate our products through innovation. In Europe, we strengthened our local team with the addition of four new senior executives; in the U.S. we launched our North American Partner Program; and in China we continued to build one of the nation’s most capable system installation and project development teams.”
“On the technology front, our proprietary Pluto technology set another world record conversion efficiency of 16.53% for a commercial grade multi-crystalline silicon module. This record beat all previous records for multi-crystalline silicon modules made in the lab or on commercial production lines and reinforces our dedication to providing the most advanced and cost-effective solar solutions. In addition, we introduced Reliathon™, an industry-first integrated utility-scale solar platform combining product and business-term innovations to lower costs and accelerate the path to grid parity.”
“Looking forward, we expect the sales momentum to carry into the new year and see potential for at least 75% shipment growth in 2010. To support the increased volume we have decided to move forward with expansion plans and target to reach 1.4GW of PV cell and module production capacity by the middle of 2010. With our commitment to delivering premium quality products at a reasonable price, expanding our global service platform and delivering world-class innovation, we believe we are extremely well positioned to continue to build market share and serve a growing base of solar customers,” concluded Dr. Shi.
RECENT BUSINESS HIGHLIGHTS
New Manufacturing and Service Initiatives
•	Suntech selected the greater Phoenix, Arizona as the site for its first U.S. manufacturing plant. The plant will have an initial production capacity of 30 MW, provide employment for a minimum of 75 people, and is expected to begin production in the third quarter of 2010.

•	Suntech’s new North American Partner Program will offer selected dealers a co-marketing fund, training and services, financing programs, and priority access to its innovative product line.

•	Suntech recently broadened its European management team with the appointment of four new senior executives. The company has quadrupled employees of Suntech Europe in 2009 in order to enhance Suntech’s world-class customer sales and service platform.
Sales Agreements and Project Announcements
•	Suntech entered into a sales agreement with enXco, an EDF Energies Nouvelles Company, to supply up to 115MW of photovoltaic modules in 2010.

•	Suntech targets to develop approximately 20% of the 91MW of solar projects that were approved under China’s Solar Rooftop Program. Suntech has completed 4MW of its approved projects and plans to develop the remainder by mid-2010.

•	Suntech dedicated the first 10MW utility-scale solar power project in Shizuishan, Ningxia Autonomous Region, China. Developed in conjunction with China Energy Conservation Investment Corporation, this project is the first phase of a 50MW solar plant targeted to be completed by 2011.

•	Suntech started developing a 10MW solar power plant in Dongtai, Jiangsu Province in conjunction with Huadian New Energy Development Co., Ltd. Suntech will supply solar modules and design and manage the installation of the plant.

•	Suntech entered into a memorandum of understanding with Pakistan’s Alternative Energy Development Board to develop solar energy applications that address the energy shortage in Pakistan.
Technology
•	Suntech announced that it has set a new world record conversion efficiency (aperture area only) of 16.53% for a multi-crystalline silicon module. The module was tested by the Fraunhofer Institute for Solar Energy Systems ISE.

•	Suntech launched Reliathon, an industry-first integrated solar platform for utility-scale solar plants. Reliathon reduces total system costs as much as 10% and offers increases in revenue potential, with 13.8% more power warranted over the lifetime of the system.

•	Suntech targets to reach 450MW of Pluto-enabled PV production capacity by mid-2010. This will include both retrofitted Pluto production lines and the addition of new Pluto production lines.
Third Quarter 2009 Results
Total net revenues for the third quarter of 2009 were $473.1 million, an increase of 47.4% from $321.0 million in the second quarter of 2009.
Gross margin for the core wafer to module business was 20.0% in the third quarter of 2009, compared with 19.1% in the second quarter of 2009.
For the third quarter of 2009, consolidated gross profit was $84.1 million and gross margin was 17.8% compared to consolidated gross profit of $59.7 million and gross margin of 18.6% in the second quarter of 2009. The lower gross margins were primarily due to low profitability of the systems integration business in China that has been implementing some of China’s first utility scale solar projects.
Operating expenses for the third quarter of 2009 were $39.3 million compared to $38.6 million in the second quarter of 2009. Operating expenses in the third quarter included a net $3.5 million reversal of bad debt provision.
Income from operations was $44.8 million for the third quarter of 2009 compared to $21.1 million in the second quarter of 2009.
Net interest expense was $23.5 million in the third quarter of 2009 compared to net interest expense of $24.3 million in the second quarter of 2009. Net interest expense in the third quarter of 2009 includes $11.3 million non-cash expenses of which $10.6 million was related to the adoption of FASB Codification 470-20-65. This compares to $11.6 million non-cash net interest expense in the second quarter of 2009.
Foreign currency exchange gain was $10.5 million in the third quarter of 2009 compared to $17.5 million in the second quarter of 2009. The foreign currency gain in the third quarter was primarily related to the appreciation of the Euro versus the USD.
Net other expense was $3.8 million in the third quarter of 2009, compared with $2.5 million of net other expense in the second quarter of 2009. The net other expense in the third quarter was primarily due to losses from mark-to-market valuation of foreign exchange forward contracts.
Net income attributable to holders of ordinary shares was $29.8 million, or $0.16 per diluted ADS for the third quarter of 2009, compared to net income of $10.0 million, or $0.06 per diluted ADS, for the second quarter of 2009.
In the third quarter of 2009, the major non-cash related expenses were share-based compensation charges of $2.8 million; $11.3 million of non-cash interest expenses, as mentioned above; and depreciation and amortization expenses of $15.7 million.
In the third quarter of 2009, capital expenditures, which were primarily for the construction of the thin film production facilities in Shanghai and other infrastructure projects to support expansion of Pluto capacity, totaled $25.4 million.
Cash, cash equivalents and short-term principal guaranteed investment increased to $855.7 million as of September 30, 2009 from $760.5 million as of June 30, 2009.
Accounts receivable was $420.4 million as of September 30, 2009, compared with $292.1 million as of June 30, 2009. The increase was mainly due to strong revenue growth in the third quarter of 2009. Days sales outstanding were 80 days in the third quarter of 2009, compared to 82 days in the second quarter of 2009.

Accounts receivable due from investee companies of GSF was $112.1 million as of September 30, 2009, compared with $108.4 million as of June 30, 2009. The increase was due to the appreciation of the Euro versus the USD during the third quarter. Suntech expects to collect the outstanding accounts receivable from GSF investee companies before the end of 2009.
Inventory was $284.5 million as of September 30, 2009, compared with $269.7 million as of June 30, 2009. The increase in inventory was primarily due to the higher production rate and greater goods in transit to customers.
Accounts payable was $196.8 million as of September 30, 2009, compared with $120.1 million as of June 30, 2009. The increase in accounts payable was primarily due to extended credit terms with suppliers.
Business Outlook
Suntech expects fourth quarter 2009 shipments to be at least 10% higher than the third quarter of 2009. Gross margin in the fourth quarter of 2009 is expected to be relatively flat compared to the third quarter of 2009.
Suntech has increased full-year 2009 PV shipment target from 600MW to a range of 640MW to 660MW. Capital expenditures are expected to be approximately $120 million for the full year 2009.
Looking into next year, Suntech expects at least 75% shipment growth in 2010. The company targets to expand to 1.4GW of PV cell and module production capacity by the middle of 2010, of which 450MW will be Pluto-enabled. Accordingly, Suntech expects capital expenditures to be approximately $200 million in 2010.
Third Quarter 2009 Conference Call Information
Suntech management will host a conference call today, Thursday, November 19, 2009 at 8:00a.m. U.S. Eastern Time (which corresponds to 9:00p.m. Beijing/Hong Kong time and 1:00p.m. Greenwich Mean Time on November 19, 2009) to discuss the Company’s results.
To access the conference call, please dial +1-617-614-3523 (for U.S. callers/international callers) or +852-3002-1672 (for HK callers) and ask to be connected to the Suntech earnings conference call. To enhance the presentation of information and data during the conference call, Suntech has provided a set of PowerPoint slides which are posted on the main page of the Investor Center of Suntech’s website at http://www.suntech-power.com. A live and archived webcast of the conference call will be available on Suntech’s website at http://www.suntech-power.com under Investor Center: Financial Events.

A telephonic replay of the conference call will be available until December 3, 2009 by dialing +1-617-801-6888 (passcode: 58674389).
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE: STP) is the world’s leading solar energy company as measured by production output of crystalline silicon solar modules. Suntech designs, develops, manufactures, and markets premium quality, high-output, cost-effective and environmentally friendly solar products for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech offers an extensive range of customer-centric innovations, including Suntech’s patent-pending Pluto technology for crystalline silicon solar cells, which improves power output by up to 12% compared to conventional production methods, the Reliathon™, the industry’s first fully integrated utility-scale solar platform, and its broad range of building-integrated solar products.
Suntech designs and delivers commercial and utility scale solar power systems in China and the United States. With regional headquarters in China, Switzerland and San Francisco and sales offices worldwide, Suntech is passionate about improving the environment we live in and dedicated to developing advanced solar solutions that enable sustainable development. For more information, please visit
http://www.suntech-power.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes annual shipment guidance for 2009, the ability to increase PV cell production capacity to 1.4GW by mid-2010, Pluto capacity in 2010, Q4 2009 sales, the ability of Suntech to enter emerging markets, the ability of Reliathon to lower costs and accelerate the path to grid parity, the ability to expand our global service platform and deliver world-class innovation, the production capacity, employment and production commencement of the U.S. manufacturing plant, the number of megawatts to be supplied to enXco in 2010, the completion date of a 50MW plant in Ningxia; expected Q4 2009 shipments and gross margin; full year 2009 shipment expectations; and 2009 and 2010 capital expenditures. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:

In China:
Rory Macpherson
Investor Relations Director
Tel: +86-21-6288-5574
Email: rory@suntech-power.com
In the United States:
Kristen McNally
Executive Vice President
The Piacente Group, Inc. (Investor Relations Counsel, Suntech)
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com

Note: The quarterly consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of
	Sept 30,	June 30,
	2009	2009
ASSETS
Current assets:
Cash and cash equivalents	655,743	760,544
Restricted cash	158,414	180,369
Inventories	284,548	269,705
Accounts receivable	420,385	292,145
—from GSF Investee Companies	112,114	108,410
—from others	308,271	183,735
Value-added tax recoverable	52,532	78,433
Advances to suppliers	43,431	53,824
Short-term investments	200,000	—
Other current assets	280,869	200,790

Total current assets	2,095,922	1,835,810

Property, plant and equipment, net	766,512	733,684
Intangible assets, net	172,376	165,221
Goodwill	87,994	83,566
Investments in affiliates	240,366	229,080
Long-term prepayments	174,494	181,992
Long-term loan to suppliers	54,999	55,882
Amount due from related parties	187,906	203,636
Other non-current assets	118,759	102,642

TOTAL ASSETS	3,899,328	3,591,513

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	847,596	806,833
Accounts payable	196,782	120,130
Convertible notes-current	219,562	214,781
Other current liabilities	216,443	178,607

Total current liabilities	1,480,383	1,320,351

Long-term bank borrowings	136,281	136,174
Convertible notes-non-current	509,759	453,746
Accrued warranty costs	50,140	45,630
Other long-term liabilities	156,557	115,435

Total liabilities	2,333,120	2,071,336

Total equity	1,566,208	1,520,177

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,899,328	3,591,513

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	Three months	Three months	Three months
	ended	ended	ended
	Sept 30	June 30	Sept 30
	2008	2009	2009
	As adjusted
Total net revenues	594,403	320,959	473,113
Total cost of revenues	466,065	261,263	389,036

Gross profit	128,338	59,696	84,077

Selling expenses	14,774	11,501	15,477
General and administrative expenses	21,808	22,808	17,096
Research and development expenses	4,682	4,322	6,753

Total operating expenses	41,264	38,631	39,326

Income from operations	87,074	21,065	44,751

Interest expense	-29,944	-25,884	-24,963
Interest income	8,805	1,577	1,430
Foreign exchange (loss)/gain	-16,612	17,530	10,498
Other expense	-3,171	-2,546	-3,800

Income before income taxes	46,152	11,742	27,916
Tax (provision)/benefit	-3,651	168	-122

Net income after taxes before minority interest and equity in earnings of affiliates	42,501	11,910	27,794
Added Equity in (loss) earnings of affiliates	—	-2,293	2,377

Net income	42,501	9,617	30,171

Earnings attributable to non-controlling interest	141	357	-379

Net income attributable to holders of ordinary shares	42,642	9,974	29,792

Net income per share and per ADS:
— Basic	0.27	0.06	0.17
— Diluted	0.25	0.06	0.16

Shares and ADSs used in computation:
— Basic	155,835,915	164,483,191	178,916,675
— Diluted	185,490,716	172,611,156	182,138,633
Each ADS represents one ordinary share